Exhibit 99.41

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company”)
1720, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia - V7X 1M6, Canada.

2.	Date of Material Change

The material change occurred on May 6, 2011.

3.	News Release

A press release was disseminated on May 9, 2011 via Marketwire.

4.	Summary of Material Change

The first gold was poured at the Company’s La Arena Gold Oxide Mine on May 6, 2011, being an amount of 1,115 ounces of gold.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The first gold was poured at the Company’s La Arena Gold Oxide Mine on May 6, 2011, being an amount of 1,115 ounces of gold. The mining rate at La Arena Gold Oxide Mine is building up to reach a level of 10,000 tonnes per day of ore to pad with commercial production expected during Q3, 2011. Management is targeting gold production of approximately 75,000 ounces for 2011 from La Arena gold Oxide Mine. Production capacity will be increased from 10,000 tonnes per day to 24,000 tonnes per day of ore to pad by January 2012. Expansion of the leach pad and processing plant at la Arena gold Oxide Mine has started this month. Also scheduled to commence this month is a feasibility study on the copper-gold sulphide deposit at La Arena.

5.2 Disclosure for Restructuring Transactions
N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Tony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401 or 778 389 5907

9.	Date of Report

May 16, 2011